

CYDigital™

EXHIBIT A:
OFFERING MEMORANDUM



Form C: Offering Memorandum

(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission ("SEC") has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

Basic Company Information – §227.201(a)

Company Legal Name:	CYDigital, Inc.
Jurisdiction of Organization:	Delaware
Date of Organization:	05/18/2018
Form of Organization:	Corporation
Physical Address:	12815 Cross Creek Lane, Herndon VA 20171
Issuer Website:	https://cyd.digital

Directors and Officers of the Company – §227.201(b)

Name:	Title:	Start Date:
Joseph Rizzo	Owner/Director – CEO	01/2018
John Rizzo	Owner/Director – CTO	01/2018

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares – §227.201(c)

Name of Holder	Share Class	Percentage Held	Shares Held
John Rizzo	Common Shares	42.5%	4,250,000
Joseph Rizzo	Common Shares	42.5%	4,250,000

Description of Company's Business – §227.201(d)

What today's US Consumers don't know is that they are sacrificing approximately $890B of data value to digital conglomerates, without any remuneration!

Digital conglomerates (DigiCons), such as Facebook and Google, have generated hundreds of millions, if not billions, of dollars by leveraging individuals' online data (a resource that is FREE to the DigiCon). As a result, today's Marketers are facing a data privacy backlash created by those same behemoths, which impacts the Marketer's ability to reach specific targets with specific offers. This privacy backlash is driving U.S. state legislatures to enact data privacy protection laws. Intermediaries are exploiting Marketers by charging excessive fees for data and advertisements that ultimately end up reaching the wrong target audience.

In light of all this, more than 60% of US consumers would be willing to share their data for a benefit![1]

CYDigital's blockchain solution is unique. We do not require any change in consumer behavior; there is no need to download and use a different browser, nor is it required for the consumer to set up an account and populate it with information. CYDigital is an incredibly easy means for the Consumer to leverage their data for profit, and a highly targeted means for marketers to reach the highly coveted targets.

Our approach is based on a novel yet simple concept: provide a means for the Consumer to capture, own, selectively share, and derive value from the data generated from their offline and online activities. On a permission-only basis, Consumers are incentivized to anonymously make their data available to Marketers, so the Marketers may reach specific individuals with targeted, and relevant offers.

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[1] Center for Data Innovation, *Americans Willing to Share Sensitive Biometric, Location, and Medical Data for Benefits, National Survey Finds*, January 22, 2019, https://www.datainnovation.org/2019/01/americans-willing-to-share-sensitive-biometric-location-and-medical-data-for-benefits-national-survey-finds/

[1] Factual, *2019 Consumers & Data Privacy Perceptions*, August, 2019, https://s3.amazonaws.com/factual-content/marketing/downloads/Factual-Consumers-Data-Privacy-Perceptions-Report.pdf

As a result, Marketers will not only uncover new opportunities, they will be in complete alignment with global, domestic, and local privacy regulations, as well as remove Digital Conglomerate middlemen to reach Consumers.

That is our mission! We will enable Consumers to share their data for tokens directly from Marketers, and exclude DigiCons from the process. Through CYDigital, Consumers and Marketers exchange anonymous data for rewards, and in the process, develop a deeper and more profitable relationship.

Please refer to business plan document attached under Exhibit G.

Number of Employees – §227.201(e)

Number of Employees:	4

Risks & Disclosures – §227.201(f)

Required Statement

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

General Risk

Investing in early stage companies without a proven track record of performance or sound liquidity such as the CYDigital, Inc. (the "Company")

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is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Like the Company, many companies engaging in crowd funding are early stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Forward Looking Information Risk

All statements, estimates and financial information contained in this document, made in any press releases or in any place accessible by the public and oral statements that may be made by the Company that are not statements of historical fact, constitute "forward-looking statements". Some of these statements can be identified by forward-looking terms such as "aim", "target", "anticipate", "believe", "could", "estimate", "expect", "if", "intend", "may", "plan", "possible", "probable", "project", "should", "would", "will" or other similar terms. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual events or results, performance or achievements to differ materially from the estimates or the results implied or expressed in such forward-looking statements. Further, the Company disclaims any responsibility to update any of those forward-looking statements or publicly announce any revisions to those forward-looking statements to reflect future developments, events or circumstances, even if new information becomes available or other events occur in the future.

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Accuracy of information

This document includes market and industry information and forecasts that have been obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications. Such surveys, reports, studies, market research, publicly available information and publications generally state that the information that they contain has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such included information. The Company has not conducted any independent review of the information extracted from third party sources, verified the accuracy or completeness of such information or ascertained the underlying economic assumptions relied upon therein. Consequently, neither the Company nor its directors, executive officers and employees acting on its behalf make any representation or warranty as to the accuracy or completeness of such information and shall not be obliged to provide any updates on the same.

Forward Looking Statements

All statements, estimates and financial information contained in this document, made in any press releases or in any place accessible by the public and oral statements that may be made by the Company that are not statements of historical fact, constitute "forward-looking statements" (as referenced above). However, these terms are not the exclusive means of identifying forward-looking statements. All statements regarding the Company's financial position, business strategies, plans and prospects and the future prospects of the industry which the Company is in are forward-looking statements. These forward-looking statements, including but not limited to statements as to the Company's revenue and profitability, prospects, future plans, other expected industry trends and other matters discussed in this document regarding the Company are matters that are not historic facts, but only predictions.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual events or results, performance or achievements to differ materially from the estimates or the results implied or expressed in such forward-looking statements.

These factors include, amongst others: (a) changes in political, social, economic and stock market conditions, and the regulatory environment in the countries in which the Company conducts its respective businesses and operations; (b) the risk that the Company may be unable to execute or implement their respective business strategies and future plans; (c)

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changes in the anticipated growth strategies and expected internal growth of the Company; (d) changes in the availability and fees payable to the Company in connection with their respective businesses and operations; (e) changes in the availability and salaries of employees who are required by the Company to operate their respective businesses and operations; (f) changes in preferences of customers of the Company; (g) changes in competitive conditions under which the Company operate, and the ability of the Company to compete under such conditions; (h) changes in the future capital needs of the Company and the availability of financing and capital to fund such needs; (i) war or acts of international or domestic terrorism; (j) occurrences of catastrophic events, natural disasters and acts of God that affect the businesses and/or operations of the Company; (k) other factors beyond the control of the Company; and (l) any risk and uncertainties associated with the Company and its business and operations, CYDT Tokens and the Token Generation (each as referred to in the Business Plan).

Nothing contained in this document is or may be relied upon as a promise, representation or undertaking as to the future performance or policies of the Company. Further, the Company disclaims any responsibility to update any of those forward-looking statements or publicly announce any revisions to those forward-looking statements to reflect future developments, events or circumstances, even if new information becomes available or other events occur in the future.

No further information or update

No person has been or is authorized to give any information or representation not contained in this document in connection with the Company and its business and operations, CYDT Tokens and the Token Generation and, if given, such information or representation must not be relied upon as having been authorized by or on behalf of the Company. The Token Generation shall not, under any circumstances, constitute a continuing representation or create any suggestion or implication that there has been no change, or development reasonably likely to involve a material change in the affairs, conditions and prospects of CYDigital or in any statement of fact or information contained in this document since the date hereof.

Restrictions on distribution and dissemination of this document

The distribution or dissemination of this document or any part thereof may be prohibited or restricted by the laws, regulatory requirements and rules of any jurisdiction. In the case where any restriction applies, you are

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to inform yourself about, and to observe, any restrictions which are applicable to your possession of this document or such part thereof (as the case may be) at your own expense and without liability to the Company.

Nature of CYDT Tokens

CYDT Tokens are digital utility tokens that afford CYDT Token holders to execute certain functions on the CYDigital Platform and the Company Protocol. CYDT Tokens do not represent a loan to CYDigital nor do they provide the purchaser with any ownership or other interest in or to CYDigital. For greater certainty, the purchase of CYDT Tokens does not provide the purchaser with any form of ownership right or other interest in or to CYDigital or its present or future assets and revenues, including, but not limited to, any voting, distribution, redemption, liquidation, revenue sharing, proprietary (including all forms of intellectual property), or other financial or legal rights.

No guarantee that the CYDigital Platform will be developed

You acknowledge, understand and agree that you should not expect and there is no guarantee or representation or warranty by the Company that: (a) the CYDigital Platform will ever be adopted; and (b) the CYDigital Platform will be adopted as developed by the Company and not in a different or modified form. Furthermore, CYDT Tokens will not have any functionality or rights on the CYDigital Platform and holding CYDT Tokens is not a guarantee, representation or warranty that the holder will be able to use the CYDigital Platform, or receive any tokens utilized on the CYDigital Platform, even if the CYDigital Platform is launched and the CYDT Token smart contract is adopted, of which there is no guarantee, representation or warranty made by the Company.

Risks associated with the CYDigital Platform and associated software and/or infrastructure

The CYDT Tokens are based on the Ethereum blockchain. As such, any malfunction, unintended function or unexpected functioning of the Ethereum protocol may cause CYDT Tokens and/or the CYDigital Platform to malfunction or function in an unexpected or unintended manner.

The Ethereum blockchain rests on open source software, and accordingly there is the risk that the CYDT Tokens may contain intentional or unintentional bugs or weaknesses which may negatively affect CYDT Tokens or result in the loss or theft of CYDT Tokens or the loss of ability to

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access or control CYDT Tokens. In the event of such a software bug or weakness, there may be no remedy and CYDT Token holders are not guaranteed any remedy, refund or compensation.

Transactions involving CYDT Tokens that have been verified, and thus recorded as a block on the blockchain, generally cannot be undone. Even if the transaction turns out to have been in error, or due to theft of a user's CYDT Token, the transaction is not reversible. Further, at this time, there is no governmental, regulatory, investigative, or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen CYDT Tokens. Consequently, the Company may be unable to replace missing CYDT Tokens or seek reimbursement for any erroneous transfer or theft of CYDT Tokens.

The development team and administrators of the source code for Ethereum blockchain or the CYDT Token smart contract could propose amendments to such network's protocols and software that, if accepted and authorized, or not accepted, by the network community, could adversely affect the supply, security, value, or market share of CYDT Tokens.

Dependence on management team

The ability of the CYDigital Platform project team, which is responsible for maintaining competitive position of the CYDigital Platform, is dependent to a large degree on the services of a senior management team. The loss or diminution in the services of members of such senior management team or an inability to attract, retain and maintain additional senior management personnel could have a material adverse effect on the CYDigital Platform. Competition for personnel with relevant expertise is intense due to the small number of qualified individuals, and this competition may seriously affect the Company's ability to retain its existing senior management and attract additional qualified senior management personnel, which could have a significant adverse impact on the CYDigital Platform.

Risks related to reliance on third parties

Even if completed, the CYDigital Platform will rely, in whole or partly, on third parties to adopt and implement it and to continue to develop, supply, and otherwise support it. There is no assurance or guarantee that those third-parties will complete their work, properly carry out their obligations, or otherwise meet anyone's needs, any of which might have a material adverse effect on the CYDigital Platform.

Insufficient interest in the CYDigital Platform and CYDT Tokens

It is possible that the CYDigital Platform or CYDT Tokens will not be used by a large number of individuals, businesses and organizations and that there will be limited public interest in the creation and development of its functionalities. Such a lack of interest could impact the development of the CYDigital Platform.

CYDigital Platform Development Risks

The development of the CYDigital Platform and/or CYDT Token smart contract may be abandoned for a number of reasons, including lack of interest from the public, insufficient funding, insufficient commercial success or prospects or departure of key personnel.

Changes to CYDigital Platform

The CYDigital Platform is still under development and may undergo significant changes over time. Although the Company intends for the CYDigital Platform to have the features and specifications set forth in this document, changes to such features and specifications may be made for any number of reasons, any of which may mean that the CYDigital Platform does not meet expectations of the purchaser.

Other Projects

The Platform may give rise to other, alternative projects, promoted by parties that are affiliated or unaffiliated with the Company, and such projects may provide no benefit to the CYDigital Platform.

The Company has Little or No Operating History

The Company was formed as an LLC on or about May 1, 2018, for the purpose of developing the CYDigital Platform, and converted to a C corporation on or about August 19,2019. As of the date of this Offering, the Company's operations have consisted of planning, modeling and developing the CYDigital Platform, contracting the software development to enable the CYDigital Platform, developing relationships with potential service providers, preparing necessary documentation in order to implement the CYDigital Platform as currently conceived, and raising capital. The Company anticipates that its operating expenses will increase for the near future and it may initially operate at a deficit. There can be no assurance that the Company will ever generate any operating activity or develop and operate the CYDigital Platform. As a result, the Company has little or no operating history upon which you can evaluate its prospects,

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and accordingly, its prospects must be considered in light of the risks and challenges that any new company encounters. You should consider the Company's lack of operating history and its proposed business, operations and prospects in light of the risks, expenses and challenges faced by an early-stage company.

There is a possibility that the Company will be unable to complete development of the CYDigital Platform and related CYDT

It is possible that, due to lack of capital, technological difficulties, personnel, regulatory issues, business issues or other unforeseen causes, the CYDigital Platform may never be completed and the CYDT may never be available for distribution. It is also possible that the Company may need to modify the functions of the CYDigital Platform and/or CYDT in light of technological, business, regulatory or other considerations.

The Company Faces a Quickly Changing Complex Regulatory Environment

The Company intends to develop the CYDigital Platform as a blockchain-based, smart contract-enabled platform that facilitates the consumer's ability to own and share their data with marketers through the use of CYDT, a blockchain-based token that the Company is working to develop as a utility token. There are a number of federal and state agencies in the United States who may attempt to assert jurisdiction over certain aspects of the Company's business activities. These include, but are not limited to, the U.S. Securities and Exchange Commission, the U.S. Commodity Futures Trading Commission, the Internal Revenue Service, the Financial Crimes Enforcement Network, the U.S. Department of Justice, state securities regulators, and state money service transmitter regulators. Depending on the location of CYDT Purchasers, marketers, consumers and those with which the Company does business, the Company may also be subject to the laws of other countries, including but not limited to compliance with the European Union's General Data Protection Regulation.

The statutory and regulatory environment is ever-changing. Changes in statutes and regulations or the manner in which existing statutes and regulations are interpreted and enforced may negatively impact the Company (including forcing the Company to cease operations) and any Warrants, Non-Voting Stock or CYDT issued or distributed by the Company. The need to keep abreast of the changing regulatory and legal environment could also result in substantial legal expenses for the Company, which could have a material adverse effect on the Company generally including its profitability.

The Company's management team has limited experience managing a blockchain-based business and dealing with the risks and challenges specific to the Company's business

Members of the Company's management team may make decisions detrimental to its business and/or be unable to successfully manage the Company's operations. Ineffective management of the Company would have a negative effect on the results of operations.

The Success of the Company Depends on the Recruitment and Retention of Key Personnel

The success of the Company depends largely on the ability to recruit and retain highly qualified personnel, including key personnel and professionals, for the development and operation of the CYDigital Platform and marketing to and acquisition of marketers and consumers. The Company believes that it will face intense competition for personnel. If the Company is unable to identify and recruit the necessary personnel to implement its business strategy on acceptable terms and in a timely manner to launch and maintain the CYDigital Platform, the Company may not reach the Platform Launch or otherwise may suffer material adverse consequences such as delays in product development, loss of customers and sales and diversion of management resources. Similarly, if key personnel, operational or technical staff, were to leave, the Company might not be able to find comparable replacements in a timely fashion and the performance of the Company could, as a result, be adversely affected. The Company may also use consultants and advisors who are employed by third parties and who may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's Management will have Broad Discretion over the Use of the Net Proceeds from this Offering

The Company's management intends to use the net proceeds from this Offering to create and develop the CYDigital Platform, to fund general operations, and for operating capital and reserves. However, the Company's management will have broad discretion in the application of the net proceeds and CYDT Purchasers will have to rely upon their judgment with respect to the use of the net proceeds. The Company's management may utilize the net proceeds in a manner in which you may disagree. The failure by the Company's management to apply these funds effectively could have a material adverse effect on the Company's ability to launch the CYDigital Platform and CYDT.

The CYDigital Platform May Never Achieve Market Acceptance

The CYDigital Platform is in the early development stage. Although the Company believes, based on research and historical data, that there is a need for the Company's services, the Company has not engaged in market testing to determine the likely reception of the specific CYDigital Platform concept. There is no guarantee that the CYDigital Platform will achieve market acceptance generally or in a sufficient amount to make the Company profitable for holders of Non-Voting Stock or for the Platform to function as intended.

The Company Faces Significant Competition

The Company faces competitors who are also making use of blockchain technology and offer functionality somewhat similar to the Company's CYDigital Platform. Google, Facebook and similar companies and other competitors are or may be much better financed and possess much greater management expertise. Because of these and other factors, the Company may find it difficult or impossible to compete with these competitors, which could have a material adverse effect on the Company, its CYDT Tokens, Warrants and Non-Voting Stock.

Risk of Rapid Market Change

Since its inception, the distributed ledger technology market in general has been characterized by rapid changes and innovations and is constantly evolving. As a result, there is a risk that during the time that the Company is developing the CYDigital Platform, there may occur changes or innovations which may render the Company's proposed business model and technology obsolete. If the Company is not able to adapt to such changes or innovations, it may not be able to generate sufficient interest in the CYDigital Platform, if any, which would have a material adverse effect on the Company's prospects.

Vendor and Outsourcing Risk

In certain instances, the Company may rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and the Company was not able to find alternate third-party providers, it could experience disruptions in manufacturing and operations including re-engineering costs. Such interruptions in the provision of supplies and/or services could result in the Company's inability to meet customer demand, damage its reputation and customer and advertiser relationships and adversely affect its business.

The Company may depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of its services

The Company obtains these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services the Company desires. Some of the Company's hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services the Company needs in a timely manner, at its specifications and at reasonable prices, the Company's ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay its ability to operate the CYDigital Platform. These events could materially and adversely affect the Company's ability to retain and attract Platform users, and have a material negative impact on its operations, business, financial results and financial condition.

The Company, including the CYDigital Platform, CYDT, and the Company's service providers, may be at risk of cybersecurity attacks and identity theft

The CYDigital Platform will involve the processing, storage and transmission of transactions and data. The secure storage and transmission of confidential information over public networks will be a critical element of the Company's operations. The systems, networks, and devices used by the Company and its service providers to carry out routine business operations will employ a variety of protections designed to prevent against damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches. Despite the various protections utilized by the Company and its service providers, their associated systems, networks, or devices potentially can be breached. Cybersecurity breaches can include unauthorized access to systems, networks, or devices; infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise

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disrupt operations, business processes, or website access or functionality. Cybersecurity breaches may result in the misappropriation of financial assets, intellectual property or sensitive information belonging to the Company, the Company's CYDT Purchasers, CYDigital Platform users, or the Company's third-party service providers. Cybersecurity breaches may also cause disruptions and impact the Company's business operations, potentially resulting in financial losses, including but not limited to the loss of CYDT; the inability of the Company, its employees and other service providers to transact business; violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs; as well as the inadvertent release of confidential information including information governed by the General Data Protection Regulation or that could result in identity theft.

Similar adverse consequences could result from cybersecurity breaches affecting CYDT purchasers, holders of Non-Voting Stock, and parties who use the CYDigital Platform. These adverse consequences could result in significant liabilities for the Company, including but not limited to loss of revenue, costs of remediation, and fines. In addition, substantial costs may be incurred by the Company in order to prevent any cybersecurity breaches in the future.

The Company May Be Unable to Protect its Proprietary Technology or Keep Up With Competitors

The Company's success will depend to a significant degree upon the protection of its software and other proprietary intellectual property rights. The Company seeks to protect the source code for its proprietary software and other proprietary technology and information under a combination of copyright, trade secrets, patent law, and agreements. Some agreement provisions protecting against unauthorized use, copying, circumvention, transfer and disclosure of company software may be unenforceable under the laws of certain jurisdictions and foreign countries. The Company may be unable to deter misappropriation of its software or proprietary information, detect unauthorized use, or take appropriate steps to enforce the Company's intellectual property rights. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States.

To the extent the Company expands its international activities, the Company's exposure to unauthorized copying, transfer and use of its software and proprietary technology or information may increase. In addition, the Company's competitors may now have or may in the future

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develop technologies that are as good as or better than the Company's technology without violating its proprietary rights. The Company's failure to protect its software and other proprietary intellectual property rights or to utilize technologies that are as good as its competitors' could put it at a disadvantage to its competitors.

The Company May Not be Able to Obtain Trademark Protection for its Marks, Which Could Impede its Efforts to Build Brand Identity

The Company seeks to protect its brands through trademark law. The Company intends to file trademark applications with the United States Patent and Trademark Office seeking registration of its marks. There can be no assurance that the applications will be filed and, if filed, if they will be successful or that the Company will be able to secure significant protection for its trademarks in the United States or elsewhere. The Company's competitors or others could adopt product or service marks similar to the Company's marks or try to prevent the Company from using its marks, thereby impeding its ability to build brand identity and possibly leading to customer confusion.

Any claim by another party against the Company or customer confusion related to its trademark, or the Company's failure to obtain trademark registration, could harm the Company's goodwill in its marks or its business. In addition, effective trademark protection may be unavailable, limited or not applied for in certain foreign countries. It also may be difficult for the Company to enforce certain of its trademark rights against third parties who may have inappropriately acquired interests in the Company's intellectual property rights by filing unauthorized trademark applications in foreign countries to register the Company's marks because of their familiarity with its business in the United States. Such activities could adversely affect the Company's future growth and success.

Intellectual Property Protection Risk

The Company's ability to commercially exploit its products and services will depend significantly on its ability to obtain and maintain patents, maintain trade secret protection and operate without infringing the proprietary rights of others. There can be no assurance that any patent applications that may be filed will be granted. Consequently, the Company's patent applications may not issue into patents, and any issued patents may not provide protection against competitive technologies or may be held invalid if challenged. The Company's competitors may also independently develop products similar to the Company's or design

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around or otherwise circumvent patents issued to the Company. In addition, the laws of some foreign countries may not protect its proprietary rights to the same extent as U.S. law. The patent laws of the U.S. have recently undergone changes through court decisions which may have significant impact on the Company and its industry. Decisions of the U.S. Supreme Court and other courts with respect to the standards of patentability, enforceability, availability of injunctive relief and damages may make it more difficult for the Company to procure, maintain and enforce patents. In addition, the America Invents Act was signed into law in September 2011, which among other changes to the U.S. patent laws, changes patent priority from "first to invent" to "first to file," implements a post-grant opposition system for patents and provides a prior user defense to infringement. These judicial and legislative changes have introduced significant uncertainty in the patent law landscape and may potentially negatively impact the Company's ability to procure, maintain and enforce patents to provide exclusivity for its products and services. The Company also relies upon trade secrets, technical know-how and continuing technological innovation to develop and maintain its competitive position. The Company may be unable to meaningfully protect its rights in trade secrets, technical know-how and other non-patented technology. The Company generally seeks to protect such proprietary intellectual property in part by confidentiality agreements and, if applicable, inventors' rights agreements with strategic partners and employees, although such agreements have not been put in place in every instance. The Company cannot guarantee that these agreements adequately protect its trade secrets and other intellectual property or proprietary rights. In addition, the Company cannot give any assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. Furthermore, the steps taken by the Company or the steps the Company may take in the future may not prevent misappropriation of its technologies, particularly in respect of officers and employees who are no longer employed by the Company or in foreign countries where laws or law enforcement practices may not protect the Company's proprietary rights as fully as in the United States.

Resort to Litigation

The Company may have to resort to litigation to protect its intellectual property rights, or to determine their scope, validity or enforceability. In addition, interference, derivation, post-grant oppositions, and similar proceedings may be necessary to determine rights to inventions in the

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Company's patents and patent applications. Enforcing or defending the Company's proprietary rights is expensive, could cause diversion of its resources, is distracting to management and may be unsuccessful and have a material adverse effect on the Company's business, operating results and financial condition. Furthermore, the Company's efforts to enforce its intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of such intellectual property rights or alleging that the Company is infringing the counterclaimant's own intellectual property, which could cause the Company to lose its rights, in whole or in part, to such intellectual property or narrow its scope such that the Company's intellectual property no longer provides meaningful protection. Any failure to enforce or protect the Company's rights could cause the Company to lose the ability to exclude others from using the Company's technology

IP Protection

The Company generally seeks to protect its software, among other ways, through copyrights. Policing unauthorized use of the Company's software is difficult, and the Company may be unable to determine the extent to which piracy of its software exists or will occur in the future. Despite the Company's precautions, it may be possible for unauthorized third parties to circumvent its security, copy its source code or software products and use information that the Company regards as proprietary to create software products and services in competition.

The Company may be accused of infringing intellectual property rights of third parties

The Company has not conducted formal evaluations to confirm that its technology and software does not or will not infringe upon the intellectual property rights of third parties. As a result, the Company cannot be certain that its technology and software does not or will not infringe upon the intellectual property rights of others. Other parties may claim that the Company infringes their intellectual property rights. In the future, the Company may be subject to legal claims of alleged infringement of the intellectual property rights of third parties. The ready availability of damages, royalties, and the potential for injunctive relief has increased the defense litigation costs of patent infringement claims, especially those asserted by third parties whose sole or primary business is to assert such claims. Such claims, even if not meritorious, may result in significant expenditure of financial and managerial resources, and the payment of damages or settlement amounts. Additionally, the Company may become subject to injunctions requiring the Company to: (i) cease the development, manufacture, use, or sale of its software or other Company services that infringe upon third party intellectual property; (ii) expend significant resources to develop or acquire non-infringing intellectual property; (iii) discontinue processes incorporating infringing technology; or (iv) obtain licenses to the infringing intellectual property. The Company may not be able to obtain any such licenses to intellectual property it does not own on favorable terms, or at all.

If the Company fails to integrate its software with other software applications and competitive or adjacent offerings that are developed by others, or fails to make its software available on mobile and other handheld devices, the software may become less marketable, less competitive or obsolete and the Company's revenues could be harmed.

The Company's software may integrate with a variety of other software applications, and also may integrate with competing or adjacent third-party offerings. The Company needs to continuously modify and enhance its CYDigital Platform to adapt to changes in cloud-enabled hardware, software, networking, browser and database technologies. Any failure of the Company's software to integrate effectively with other software applications and product offerings could reduce the demand for the Company's software or result in customer dissatisfaction and harm to the Company's business. If the Company is unable to respond to future changes in the software applications and tools with which its software integrates in a cost-effective manner, then its software may become less marketable, less competitive or obsolete. Competitors may also impede the Company's attempts to create integration between its software and competitive offerings, which may decrease demand for the Company's software. In addition, an increasing number of individuals are utilizing devices other than personal computers, such as mobile phones, tablets and other handheld mobile devices, to access the Internet in order to conduct business. If the Company cannot effectively make its software available on these devices, it may experience difficulty attracting and retaining Platform users.

The Company's use of open source software could negatively affect its ability to sell its software and subject the Company to possible litigation

The Company's software, or a portion thereof, may incorporate open source software, and the Company may continue to incorporate such open source software in the future. Few of the licenses applicable to open source software have been interpreted by courts, and should the

Company incorporate or integrate such open source software into its proprietary software, it is impossible at this time to predict what a court will decide with any certainty. Moreover, the Company cannot provide any assurance that it has not incorporated additional open source software in its software in a manner that is inconsistent with the terms of any license or the Company's current policies or procedures. If the Company fails to comply with these licenses, then it may be subjected to certain requirements, including requirements that: (a) it offer the Company's software that incorporates such open source software for no cost, (b) it makes available such source code for modifications or derivative works that it creates based upon, incorporating or using such open source software or (c) it licenses such modifications or derivative works under the terms of such open source licenses. If an author or other third party that distributes such open source software were to allege that the Company has not complied with the conditions of one or more of these licenses, the Company could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of its software that contained the open source software and required to comply with the foregoing conditions. Besides the expense of litigation, such action could disrupt the distribution and sale of some of the Company's software products or services.

The Company relies on the Internet to provide its software services

The Company relies in large part on the performance of Internet services provided or controlled by third parties. At times, natural disasters, terrorist acts, or actions or inactions caused by these third parties can produce situations in which such connections to the Internet may be impaired or disrupted. Any such impairment or disruption for a considerable period of time, could have significant negative impacts on the Company's business and revenues.

Dilution Risk

The Company plans to raise more capital in the future with possibly more than one round of funding. Dependent upon the offering, new investors may receive additional equity shares in the Company and existing shareholders may experience a decrease in ownership percentage (dilution) upon the issuance of new shares by the Company, possibly at a lower price. Future offerings may provide the new investors with advantages not available to you as a previous investor.

Minority Ownership Impact

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The common stock that you are purchasing through this offering has voting rights attached to it as otherwise herein stated. However, you will be a minority shareholder of the "Company and will therefore have limited ability to influence decisions of the Company's management team. By investing in the Company, all investors are trusting the Company's management to make decisions in the best interests of the Company, its mission, team members, and the shareholders it serves.

Offering Price

The price of the Company's Preferred A stock has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability. The Company will have to raise additional capital to continue development and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of shareholder securities.

Financial Statement Risk

Unless otherwise indicated the Company has not provided investors with financial statements which have been audited by an independent third-party accounting firm. As such, information regarding the Company's capitalization, assets and liabilities is unaudited. If you feel that the information provided by the Company is not sufficient for you to make a reasonably informed decision, you should not invest in the Company.

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Valuation Risk

With early stage investing, start-up valuation accuracy can be difficult to obtain. Accurate valuation of the Company can be difficult to assess. Public companies are valued publicly, and valuations are supported through market driven stock prices and vast amounts of corporate data provided by the public company. Valuation of a private company is established privately by the company itself and can be difficult to assess due to the limited availability of public information and historical records, or limited time in business. There may exist additional classes of equity with rights that are superior to the class being sold through this offering. New equity classes may be created based on future needs of the Company, which may dilute or devalue prior investor securities.

Target Offering Amount and Deadline – §227.201(g)

Target Offering Amount:	Offering Deadline:
$50,000.00	7/1/2020

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$325,000.00	First-Come First-Served

Purpose and Intended Use of Offering Proceeds – §227.201(i)

Purpose of the offering and description of intended use of funds:

We will be using these funds to hire developers to create the minimum viable product (MVP). Initially, this will be outsourced so as to commence dev as quickly as possible, shifting dev over to staff as they are onboarded.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses:	$5,000.00	$5,000.00
Portal Fees:	$2,000.00	$13,000.00
MVP Development	$43,000.00	$307,000.00
Total Proceeds:	**$50,000.00**	**$325,000.00**

Irregular use of proceeds:

Does your company have any irregular use of proceeds? **None**

Investment and Cancellation Process – §227.201(j)

Investment Process

1. Navigate to www.fundopolis.com
2. Select <u>Invest</u> from top menu bar and choose <u>List of Raises</u>. Alternatively, navigate directly to <u>Active Investments.</u>
3. Navigate to <u>Invest</u> on active raise page.
4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

Cancellation Process

1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuers offering materials.

Fundopolis will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering the investor's investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation to proceed with the investment is not provided your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities – §227.201(l)

The Company is offering securities in the form of equity shares, which will be referred to as "Preferred Shares". The Stock issued by the company will be sold at $0.20 per share, with an overall Company valuation of approx. $2,000,000.00.

Ownership and Capital Structure – §227.201(m)

The Offering:

Company: CYDigital, Inc.
Address: 12815 Cross Creek Lane, Herndon, VA 20171
State of Organization: Delaware
Date Company was Formed: 05/01/2018

The Terms:

Minimum Investment Amount (per investor): $100.00
Maximum Investment Amount (per investor): $100,000.00
Security Type: Equity
Share Class: Preferred Shares

Prefunding Company Valuation: $2,000,000.00
Security Purchase Price: $0.20
Minimum Offering Amount: $50,000.00
Maximum Offering Amount: $325,000.00
Shareholder Voting Rights: Yes
Shareholder Voting Rights Limitations:

The holder of each share of Preferred shall have the right to a number of votes equal to the number of shares of common issuable upon conversion of the Preferred. The Preferred shall vote with common on all matters except as specifically provided herein or as otherwise required by law.

Company Valuation Method:

We are pre-revenue, so we looked at startups in similar situations, and the valuation upon which we decided is the same as similar companies.

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Common Stock	10,000,000	10,000,000	Yes
Preferred Stock	4,250,000	0	Yes

Summary of differences between security offered and outstanding securities:

We have previously raised $100,000.00 under the exact same terms and conditions as this raise.

The founders hold common stock, and investors hold/will hold Preferred stock. The Preferred will have the right to receive one times the Initial Price from proceeds on a liquidation of the Company with balance of proceeds paid to holders of Common Shares.

The conversion price of the Preferred shall be subject to adjustment, on a broad-based weighted average basis, to prevent dilution in the event that the Company issues additional shares at a purchase price per share less than the then current applicable Conversion Price.

The holder of each share of Preferred shall have the right to a number of votes equal to the number of shares of common issuable upon conversion of the Preferred. The Preferred shall vote with common on all matters except as specifically provided herein or as otherwise required by law.

Capital Resources and Material Terms of Debt – §227.201(p)

We have a $20,000 SAFE with an investor. That is our only debt.

The loan term is as follows:

The outstanding principal balance of the Note shall bear simple interest at an annual interest rate of six percent (6%), with the accrual of interest commencing on the six (6) month anniversary of the Note. If, for any reason, the Note has not been converted into preferred stock by June 1, 2020, the Note will thereafter become due on demand. The Note will automatically convert into preferred stock at the lowest price per share paid by the investors, upon an equity financing of the Company in which the Company issues shares of preferred stock in a transaction or series of transactions and receives an aggregate of at least $400,000.00 in consideration of such issuance (including consideration in the form of cancellation of debt, such as the Note). Lender agrees to execute such documentation as the Company may reasonably request in connection with such conversion, including all transaction documents required of investors in such financing.

Other Exempt Offerings within the Last 3 Years – §227.201(q)

None

Transactions between the Company and "Insiders" – §227.201(r)

There were no transactions between the Company and "Insiders."

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history? No

Historical Financial Highlights:

We are pre-revenue.

Pursuant to the notes in our FY2018 financial statement, the Company does not have any outstanding debt as of the date of the balance sheet.

The Company has accrued $66,566 in expenses for specific startup/legal costs that were incurred in 2018 but are not due and payable to its vendor until the Company secures at least $1,000,000 in external funding, which has not yet been obtained as of the date of the financial statements.

Since the end of FY2018 and continued through the date of this filing, the Company has not incurred expenses that would have a material impact on its financials.

Financial Projections:

Since we are newly formed, we have a limited operating history. All of our expenses thus far have been funded by the founders, e.g., legal expenses, formation expenses, etc., and we are not seeking compensation for these expenses.

Moving forward, funds raised during this introductory round will be used for (1) the development of our minimum viable product (MVP), and; (2) the costs associated with the implementation of the MVP at a beta client site. This complete cycle is anticipated to take seven months. During this timeframe, we will additionally move forward with another round of financing, as we anticipate depleting our cash resources. We will seek to raise a minimum of an additional $5MM influx of cash during the eighth month of operations of this year (2020) so that we can fully build out our product, and build out our sales and marketing operations to drive more customer engagements. We will continue to outsource development at this time so as to mitigate expenses.

During Q1 of 2021, we'll begin to bring development in house so that we can significantly improve the product and consumer support response time. As a result, we'll need an additional $12.5MM influx of cash. Based on our projections, this should carry us for the remainder of 2021. Should any additional capital be required, we should be in a position where we can leverage our resources for a credit facility upon which we can draw if needed.

As we continue to grow our development, sales and marketing teams, our projections show that we will not need any additional influxes of cash, and we will be generating sufficient cash from operations so that we can move forward with a new version of the product and significantly expand our prospect outreach.

Historical Issuer Financial Statements – §227.201(t)

Please refer to Exhibit B of the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Disqualification Events – §227.201(u)

Required Statement

A company/Issuer is not permitted to raise funds utilizing Regulation CF if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime: No

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the fiscal year covered by the report.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The Company is required to disclose whether it has failed to file the reports required by Regulation CF associated with prior raises.